Board of Directors’ Resolution on Acquiring New Shares of hanaromedia Inc.

1. Information on issuing company
- Name (nationality) of company : hanaromedia Inc. (the Republic of Korea)
- Name of Representative Director : Young-min Kim
- Relation with hanarotelecom incorporated (the Company) : affiliated company
- Paid-in capital : KRW 26,000,000,000
- Total number of shares issued : 5,200,000 shares
- Major business : Video-on-demand and value-added services

2. Details of share acquisition and investment
- Number of shares to be acquired : 1,300,000 shares
- Acquisition amount of new shares : KRW 6,500,000,000
- Equity capital : KRW 1,573,676,016,590
- Ratio to equity capital : 0.4%
- Applicability of large-scale corporation : Yes

3. Number of shares held and shareholding ratio after acquisition
- Number of shares held : 3,380,000 shares
- Shareholding ratio : 65%

4. Method of share acquisition
- Acquisition of new shares (registered common shares) issued by hanaromedia Inc.

5. Purpose of acquisition
- To forge business alliance for TV-Portal services

6. Expected date of acquisition : June 30, 2006

7. Date of BOD resolution : June 22, 2006
- Outside directors present : 5 out of 6
- Attendance of Audit Committee members : present

8. Others
- The Representative Director of the Company will be granted the authority to decide and implement other matters in connection with acquiring new shares.
- Share acquisition of hanaromedia Inc. by the Company

	No. of shares acquired	Amount (KRW)
March 8, 2006	780,000	5.5 billion

March 31, 2006	1,300,000	6.5 billion

June 30, 2006 (E)	1,300,000	6.5 billion

Total		18.5 billion (Ratio to equity capital : 1.2%)

[Summarized Financial Statements of hanaromedia Inc.]

(Unit: KRW million)

	2006	2005
Total Assets	18,277	9,388

Total Liabilities	3,669	3,944

Total Shareholders’ Equity	14,609	5,444

Capital Stock	16,000	6,000

Revenue	19	—

Net Income	-836	-556

• Figures for 2006 are as of the end of 1Q 2006.